Item 77D - DWS RREEF Real Estate Fund, Inc.

At a meeting held on February 14, 2007, the Board of Directors of DWS RREEF Real Estate
Fund, Inc. (the "Fund") elected to convert the fund from a non-diversified fund to a diversified fund.

C:\Documents and Settings\e457772\Local
Settings\Temporary Internet
Files\OLKD\Item 77D DWS RREEF Real Estate
Fund Inc.doc